Filed Pursuant to Rule 433

Registration No. 333-222108-01

November 5, 2018

Pricing Term Sheet

Issuer:	Ameren Illinois Company
Expected Ratings (Moody’s/S&P)*:	A1 / A
Trade Date:	November 5, 2018
Settlement Date:	November 15, 2018 (T+7)
Issue:	4.50% First Mortgage Bonds due 2049
Principal Amount:	$500,000,000
Coupon (Interest Rate):	4.50% per annum
Maturity Date:	March 15, 2049
Benchmark Treasury:	3.125% due May 15, 2048
Benchmark Treasury Price:	94-08+
Benchmark Treasury Yield:	3.436%
Spread to Benchmark Treasury:	+107 basis points
Re-offer Yield:	4.506%
Offering Price (Issue Price):	99.907% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2019
Optional Redemption:

Prior to September 15, 2048 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	02361D AT7 / US02361DAT72
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
KeyBanc Capital Markets Inc.
Co-Managers:	Academy Securities, Inc.
C.L. King & Associates, Inc.
Loop Capital Markets LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 5, 2018.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Mizuho Securities USA LLC toll-free at (866) 271-7403 or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.